Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2013

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars - unaudited)

	Note	June 30	December 31
		2013	2012
			(restated note 2b)
		$	$
Current assets
Cash and cash equivalents		435,805	366,947
Trade and other receivables	6	69,348	83,454
Marketable securities	5	135,006	34,733
Other current assets	3	2,469	6,344
Inventory	4	65,008	74,246
		707,636	565,724
Non-current assets
Property, plant and equipment	7	395,770	580,649
Investment in associate	5	—	119,632
Deferred income tax assets		—	13,912
Value added tax receivable	6	67,078	37,363
Other non-current assets	3	5,879	7,405
Total assets		1,176,363	1,324,685

Current liabilities
Trade and other payables		77,222	79,007
Convertible notes	8	—	135,805
		77,222	214,812
Non-current liabilities
Deferred income tax liabilities		23,280	17,007
Close down and restoration provision		33,192	31,222
Convertible notes	8	182,486	—
Total liabilities		316,180	263,041

Shareholders' equity
Share capital		707,034	706,901
Other reserves		(5,421)	24,016
Equity component of convertible notes	8	68,347	—
Retained earnings		90,223	330,727
Total shareholders' equity attributable to shareholders of the Company		860,183	1,061,644
Total liabilities and equity		1,176,363	1,324,685

The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on August 7, 2013

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of (Loss) Income
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2013	2012	2013	2012
			(restated note 2b)		(restated note 2b)
		$	$	$	$

Revenue		32,654	42,412	81,716	80,818
Cost of sales	10	(51,625)	(34,178)	(86,249)	(66,227)
(Loss) income from mine operations		(18,971)	8,234	(4,533)	14,591

General and administrative expenses		(5,894)	(6,733)	(10,758)	(13,256)
Exploration and evaluation expenses		(2,166)	(2,323)	(2,746)	(3,169)
Impairment charges	7	(202,440)	—	(202,440)	—
Operating loss		(229,471)	(822)	(220,477)	(1,834)

Gain on partial disposal of associate		—	45,899	—	49,082
Gain on derecognition of investment in associate	5	21,959	—	21,959	—
Interest earned and other finance income		1,368	375	2,273	584
Interest expense and other finance costs		(5,125)	(5,726)	(12,680)	(11,393)
Other (loss) income	11	(16,360)	7,516	(17,169)	13,124
Foreign exchange loss		(7,056)	(2,409)	(13,039)	(2,889)
(Loss) income before tax		(234,685)	44,833	(239,133)	46,674

Income tax expense		(1,260)	(9,816)	(1,371)	(12,698)

Net (loss) income and net (loss) income attributable to shareholders		(235,945)	35,017	(240,504)	33,976

Weighted average shares outstanding (thousands)
Basic		80,755	80,747	80,753	80,741
Diluted		80,755	80,765	80,753	80,753

(Loss) earning per share
Basic		$(2.92)	$0.43	$(2.98)	$0.42
Diluted		$(2.92)	$0.43	$(2.98)	$0.42
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars - unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2013	2012	2013	2012
			(restated note 2b)		(restated note 2b)
		$	$	$	$

Net (loss) income for the period attributable to shareholders		(235,945)	35,017	(240,504)	33,976
Other comprehensive (loss) income:
Unrealized (loss) on marketable securities, net of tax		(25,032)	(6,221)	(28,980)	(54)
Realized loss recycled to net income		(131)	—	(131)	—
Share of other comprehensive income (loss) of associate	5	1,682	(3,309)	(641)	187
Cumulative translation adjustment		(17)	(15)	(24)	352
Total other comprehensive (loss) income		(23,498)	(9,545)	(29,776)	485
Total comprehensive (loss) income attributable to shareholders		(259,443)	25,472	(270,280)	34,461
Total comprehensive (loss) income		(259,443)	25,472	(270,280)	34,461
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Note	Common Shares		Other	Equity component of	Retained	Total
		Shares	Amount	reserves	convertible notes	earnings	equity
						(restated note 2b)	(restated note 2b)
		000's	$	$	$	$	$
Balance, January 1, 2012		80,693	705,876	6,515	—	271,584	983,975
Exercise of stock options	9	54	1,006	(399)	—	—	607
Equity-settled share-based compensation	9	—	—	2,387	—	—	2,387
Total comprehensive income for the period		—	—	485	—	33,976	34,461
Balance, June 30, 2012		80,747	706,882	8,988	—	305,560	1,021,430

Balance, January 1, 2013		80,748	706,901	24,016	—	330,727	1,061,644
Exercise of stock options	9	7	133	(56)	—	—	77
Equity-settled share-based compensation	9	—	—	395	—	—	395
Equity component of convertible notes	8	—	—	—	68,347	—	68,347
Total comprehensive loss for the period		—	—	(29,776)	—	(240,504)	(270,280)
Balance, June 30, 2013		80,755	707,034	(5,421)	68,347	90,223	860,183
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2013	2012	2013	2012
			(restated note 2b)		(restated note 2b)
		$	$	$	$
Cash flows from operating activities
Net (loss) income for the period		(235,945)	35,017	(240,504)	33,976
Adjustments for:
Depreciation, depletion and amortization		11,394	7,880	20,511	16,512
Share-based payments		689	1,094	294	2,266
Accretion of close down and restoration provision		964	1,565	1,919	3,168
Impairment charges and inventory write-downs		214,633	—	214,633	—
Accretion expense on convertible notes		2,262	2,581	6,322	5,097
Other loss (income)		15,986	(8,020)	18,742	(13,596)
Net (gains) on investment in associate		(22,213)	(45,899)	(24,071)	(49,082)
Deferred income tax		12,038	2,634	13,949	10,499
Non-cash foreign exchange loss		1,566	318	4,386	2,211
Net changes in non-cash working capital items	14	913	23,998	(6,532)	745

Cash generated by operating activities		2,287	21,168	9,649	11,796

Cash flows from investing activities
Net proceeds from partial disposal of associate		—	66,838	—	71,040
Purchase of property, plant and equipment		(8,370)	(5,734)	(16,098)	(12,465)
Mineral property expenditures		(5,091)	(11,257)	(12,085)	(18,852)
Net value added tax payments and receipts		(4,639)	8,447	(10,214)	3,002
(Increase) in restricted cash		—	(16,319)	—	(16,319)
Proceeds from sale of other investments		—	4,853	—	4,853
Production stripping capitalized costs		(10,228)	(9,530)	(20,554)	(20,937)

Cash (used) generated by investing activities		(28,328)	37,298	(58,951)	10,322

Cash flows from financing activities
Proceeds from issuance of convertible notes		—	—	256,083	—
Repayment of convertible notes		—	—	(138,000)	—
Proceeds from exercise of stock options		—	20	77	607

Cash generated by financing activities		—	20	118,160	607

(Decrease) increase in cash and cash equivalents		(26,041)	58,486	68,858	22,725
Cash and cash equivalents, beginning of period		461,846	293,294	366,947	329,055
Cash and cash equivalents, end of period		435,805	351,780	435,805	351,780

Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver from our Pirquitas Mine in Argentina and to advance other principal development projects including Pitarrilla in Mexico and San Luis in Peru. In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration or technical evaluation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation

These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2012.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.
The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards ("IFRS") interpretations issued and outstanding as of June 30, 2013, and were approved as of August 7, 2013, the date the Audit Committee of the Board of Directors approved the statements.

b)	Changes in accounting policies

Pronouncements Affecting Our Financial Results

Effective January 1, 2013, we adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20"). This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

"In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current 'stripping activity asset' ("SAA") when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved."

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

For the six months ended June 30, 2013, deferred stripping costs of $18,278,000 at the Pirquitas Mine met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also requires application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40,572,000 at the Pirquitas Mine were capitalized. The prior year comparatives have been restated accordingly.

Adjustments to the consolidated balance sheets:

		Adjustments for changes in accounting policy
	As at December 31, 2012	IFRIC 20	As at December 31, 2012
	(previously stated)		(restated)
Inventory (note 4)	108,383	(28,579)	79,804
Property, plant and equipment	540,077	40,572	580,649
Deferred income tax assets	18,132	(4,220)	13,912
Deferred income tax liabilities	(13,551)	(3,456)	(17,007)
Net increase in retained earnings		4,317

Adjustments to the consolidated statements of (loss) income:

		Adjustments for changes in accounting policy
For the three months ended June 30	2012	IFRIC 20	2012
	(previously stated)		(restated)
Cost of sales	35,654	(1,476)	34,178
Income tax expense	8,813	1,003	9,816
Increase in net income		(473)

		Adjustments for changes in accounting policy
For the six months ended June 30	2012	IFRIC 20	2012
	(previously stated)		(restated)
Cost of sales	67,815	(1,588)	66,227
Income tax expense	11,618	1,080	12,698
Increase in net income		(508)

Pronouncements Affecting Our Financial Statements Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our interim financial results and any additional disclosures required by the new pronouncements will be included in our annual consolidated financial statements for the year ended December 31, 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Disclosure of interest in other entities
IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flows. The requirements of IFRS 13 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest's financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement
IFRS 13, Fair Value Measurement ("IFRS 13") defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-recurring basis.

Interim financial reporting
IAS 34 was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in note 13 of our condensed consolidated interim financial statements for the period ending June 30, 2013. The disclosures included are based on the requirements of IFRS 13 discussed above.

Levies imposed by governments
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.

c)	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012, except for certain new estimates and judgments that have been applied as a result of the adoption of IFRIC 20 on January 1, 2013 and the change in accounting treatment for our investment in Pretium Resources Inc. ("Pretium").

As a result of the adoption of IFRIC 20,  we are required to determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

During the second quarter of 2013, we determined that we no longer exert significant influence over our investment in Pretium. As a result, we have changed our accounting treatment from equity accounting to accounting for this investment as an available-for-sale financial asset. The determination of the accounting treatment for this investment requires us to exercise significant judgment.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	OTHER ASSETS

	June 30, 2013		December 31, 2012
	Current	Non-current	Current	Non-current
	$	$	$	$
				(restated note 2b)
Financial assets:
Restricted cash (a)	—	1,846	—	1,847
Assets held for sale (b)	2,469	—	6,344	—
	2,469	1,846	6,344	1,847
Other assets:
Non-current inventory (note 4)	—	4,033	—	5,558
	2,469	5,879	6,344	7,405

(a)	We have restricted cash deposits in relation to close down and restoration provisions.

(b)	We classify two ball mills as assets held for sale. Following the decline in realizable value during the three months ended June 30, 2013, we recognized an impairment loss of $3,875,000.

4.	INVENTORY

	June 30, 2013	December 31, 2012
	$	$
		(restated note 2b)
Current:
Finished goods	30,103	28,748
Stockpiled ore	14,097	26,318
Materials and supplies	20,808	19,180
	65,008	74,246
Non-current:
Stockpiled ore	4,033	5,558
	69,041	79,804

We hold low grade stockpiled ore that is expected to be processed at the end of the life of the mine and is therefore classified as a non-current asset.

As at June 30, 2013, we assessed that the carrying value of our inventory exceeded its Net Realizable Value ("NRV"), and recorded a NRV write-down of stockpiled ore of $12,193,000 (2012 - nil). Inventory held at NRV at June 30, 2013 was $18,385,000 (December 31, 2012 - $4,810,000).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	INVESTMENT IN ASSOCIATE

Our investment in Pretium comprises the following:

	June 30, 2013	December 31, 2012
	Units	Units
Common shares of Pretium Resources Inc.	18,985,807	18,985,807

For the six months ended June 30, 2013 and the year ended December 31, 2012, the movement in our investment in Pretium Resources Inc. was as follows:

	June 30, 2013	December 31, 2012
	$	$
Carrying amount, beginning of period	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	2,112	15,839
Share of net loss	(1,033)	(3,409)
Share of other comprehensive (loss) income	(640)	3,912
Derecognition of investment in associate	(120,071)	—
Carrying amount, end of period	—	119,632

On February 15, 2013 and April 26, 2013, Pretium completed private placements of 1,648,550 flow-through common shares and 5,780,346 common shares respectively, in respect of which we elected not to participate. These share issuances by Pretium resulted in dilutions of our interest to 19.68% and 18.57% respectively, with dilution gains of $1,858,000 and $254,000 respectively, recognized in other (loss) income (note 11).

On May 10, 2013, we determined that we no longer held significant influence over Pretium following changes in the composition of the Board of Directors of Pretium and our shareholding percentage, and therefore, equity accounting for our investment in Pretium was no longer applicable. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of (loss) income, resulting in a gain of $21,959,000. The fair value of the shares upon initial recognition was $144,777,000 and changes in fair value after May 10, 2013 are recognized in other comprehensive income.

6.	VALUE ADDED TAX RECEIVABLE

	June 30, 2013	December 31, 2012
	$	$
Current	8,402	32,796
Non-current	67,078	37,363
	75,480	70,159

VAT paid in Argentina in relation to the Pirquitas Mine is recoverable under Argentine law once the mine reached the production stage, which occurred on December 1, 2009. We commenced the process of collecting VAT in 2010 and continue to apply to the Argentine government to recover the applicable VAT. We believe that the remaining balance is fully recoverable and have not provided an allowance. As a result of delays in collection, we reclassified $21,544,000 in VAT from current to non-current.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	IMPAIRMENT OF NON-CURRENT ASSETS

As at June 30, 2013, the book value of our net assets exceeded our market capitalization, which is an indicator of potential impairment of the carrying value of our long-lived assets. In addition, prior to the close of the quarter ended June 30, 2013, metal prices declined significantly and have subsequently remained at these lower levels. As a result, we assessed the recoverable amount of the Pirquitas Mine, which has been identified as a cash generating unit (“CGU”).

Impairment testing

When there is an indicator of impairment of our long-lived assets, we test them for impairment and recognize any impairment loss if the carrying value exceeds its recoverable amount. The recoverable amount of each CGU is determined based on its fair-market value less estimated costs to sell (“FVLCTS”), which has been determined to be greater than the value in use.

The recoverable amount of the Pirquitas Mine and its plant and equipment is the FVLCTS, which is based upon the CGU's estimated future after-tax cash flows. The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections, which incorporate our estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal prices included in the cash flow projections were based on market forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant of 10%. Management's estimate of the FVLCTS is classified as level 3 in the fair value hierarchy (note 13).

Significant assumptions and impact

Pricing
The projected cash flows are significantly affected by changes in assumptions for metal prices, future capital expenditures, production cost estimates, discount rates and exchange rates. If metal prices were to remain at spot prices for an extended period of time, we would need to re-evaluate the pricing assumptions used for impairment testing. For the 2012 year end (“YE”) and second quarter of 2013 ("Q2") impairment assessments, the real silver metal price assumptions were as follows:

Silver price assumptions	2013(i)	2014	2015	2016	2017	Long-term price
YE 2012	$35.37	$34.03	$30.00	$28.15	$23.11	$23.11
Q2 2013	$22.99	$21.92	$22.58	$22.68	$21.95	$20.70

(i)	Price estimate for second half of 2013.

Inflation
Argentina's current inflationary and foreign exchange environment continues to be evaluated. A key assumption in the Pirquitas Mine's current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso after 2014. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
At June 30, 2013, the recoverable amount was lower than the carrying value of the CGU and therefore we recorded an impairment charge of $202,440,000 before tax, ($199,269,000, net of tax) against the carrying value of the Pirquitas Mine and its plant and equipment.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

8.	CONVERTIBLE NOTES

During the six months ended June 30, 2013, the 2008 senior convertible unsecured notes (the "2008 Notes") of $138,000,000 were fully repurchased with cash.

In the six months ended June 30, 2013, we sold $265,000,000 in senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the 2013 Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

As at June 30, 2013, the accrued interest related to the 2013 Notes was $3,411,000 and is included within trade and other payables. During the three and six months ended June 30, 2013, accretion expense related to the 2008 Notes and the 2013 Notes was $2,262,000 and $6,322,000, respectively. The 2013 Notes had a fair value of $196,309,000 as at June 30, 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
a)Stock options
The changes in stock options outstanding during the six months ended June 30, 2013 and the year ended December 31, 2012 is as follows:

	June 30, 2013		December 31, 2012
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	2,023,563	20.49	1,878,372	23.86
Granted	660,150	11.94	597,125	15.22
Exercised	(6,667)	(11.50)	(54,335)	(11.50)
Expired	(75,498)	(32.89)	(115,000)	(35.74)
Forfeited	(397,641)	(23.55)	(282,599)	(27.24)
Outstanding, end of period	2,203,907	16.98	2,023,563	20.49

For options granted during the six months ended June 30, 2013, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.3%, a dividend yield of nil, and volatility of 55.5%.

During the six months ended June 30, 2013, we granted 660,150 options to officers, employees, and executive directors at exercise prices ranging from C$10.10 to C$12.99, with an average fair value of C$5.22 per option.
b)Deferred Share Units (“DSUs”)
During the six months ended June 30, 2013 and the year ended December 31, 2012, the following DSUs were outstanding to non-executive directors:

	June 30, 2013	December 31, 2012
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	150,117	98,289
Granted	35,302	51,828
Outstanding, end of period	185,419	150,117

The DSUs granted during the six months ended June 30, 2013 had a weighted average fair value of C$12.32 per unit. The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at June 30, 2013, the fair value was C$6.72 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
c)Restricted Share Units (“RSUs”)

During the six months ended June 30, 2013 and the year ended December 31, 2012, the following RSUs were outstanding to employees:

	June 30, 2013	December 31, 2012
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	141,810	76,801
Granted	108,300	104,900
Settled	(46,203)	(21,089)
Forfeited	(30,602)	(18,802)
Outstanding, end of period	173,305	141,810

The RSUs granted during the six months ended June 30, 2013 had a weighted average fair value of C$10.46 per unit. RSUs settled in the six months ended June 30, 2013 were settled at a weighted average fair value of C$10.19 per unit. As at June 30, 2013, the fair value was C$6.72 per unit.

d)Performance Share Units (“PSUs”)

During the six months ended June 30, 2013 and the year ended December 31, 2012, the following PSUs were outstanding to senior executives:

	June 30, 2013	December 31, 2012
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	201,220	109,700
Granted	137,500	110,058
Settled	(28,250)	—
Forfeited	(60,729)	(18,538)
Outstanding, end of period	249,741	201,220

The PSUs granted during the six months ended June 30, 2013 had a weighted average fair value of C$12.99 per unit. PSUs settled in the six months ended June 30, 2013 were settled at a fair value of C$12.62 per unit. As at June 30, 2013, the weighted average fair value was C$4.71 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

e)Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2013 and 2012 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Equity-settled
General and administrative expense	689	1,094	294	2,266
Property, plant and equipment	52	67	101	121
Cash-settled
General and administrative (recovery) expense	(695)	(237)	(1,966)	592
Property, plant and equipment	(11)	75	170	75
Total share-based compensation cost (recovery)	35	999	(1,401)	3,054

10.	COST OF SALES

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
		(restated note 2b)		(restated note 2b)
	$	$	$	$
Cost of inventory	24,568	22,517	46,306	41,911
Depreciation, depletion and amortization	11,295	7,942	20,357	16,494
Export duties (1)	3,569	3,719	7,393	7,822
Write-down of stockpiles to NRV (note 4)	12,193	—	12,193	—
	51,625	34,178	86,249	66,227

(1)
We entered into a fiscal stability agreement (the "Fiscal Agreement") with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina Dirección Nacional de Aduanas or (“DNA”) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the injunction in December 2012; however, the Federal Government has appealed this decision to the Federal Supreme Court of Argentina. The Federal Government also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, this appeal was dismissed by the Federal Court of Appeal (Salta).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	COST OF SALES (Cont'd)

As of June 30, 2013, the Pirquitas Mine has paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with the injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of the claim is known with certainty. For the six months ended June 30, 2013, duties on silver concentrates of $6,799,000 (six months ended June 30, 2012 - $7,153,000) have been included in cost of sales, and as of June 30, 2013, we have accrued a liability totaling $41,808,000 (December 31, 2012 - $35,009,000). If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

11.	OTHER (LOSS) INCOME

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Impairment reversal on investments	—	375	183	4,853
Gain on dilution of associate (note 5)	254	9,034	2,112	13,259
Share of net loss of associate	(110)	(690)	(1,033)	(1,929)
Unrealized loss on financial instruments at FVTPL (1)	—	(692)	—	(2,688)
Unrealized loss on marketable securities	(9,190)	—	(11,022)	—
Write-down of mineral properties (2)	(3,193)	—	(3,193)	—
Write-down of assets held for sale (note 3)	(3,875)	—	(3,875)	—
Dividend income	178	356	178	356
Other expense	(424)	(867)	(519)	(727)
	(16,360)	7,516	(17,169)	13,124

(1)	Financial instruments held at fair value through profit and loss ("FVTPL") included the conversion option embedded in the 2008 Notes.

(2)	Following a review of our exploration and development property portfolio, we concluded that properties with a carrying value of $3,193,000 had no future value and were written off.

12.	OPERATING SEGMENTS

We are a resource company focused on acquisition, exploration, development and operation of silver-dominant projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.
We have identified operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont'd)

For reporting purposes, all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure, except for the Pitarrilla Project which, as of June 30, 2013, exceeds 10% of our total assets. The Pitarrilla Project has therefore been disclosed separately as a component. The comparative periods have been restated accordingly.

The only production property, the Pirquitas Mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas Mine;

▪	Pitarrilla Project; and

▪	Other exploration and development properties.
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2013	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	32,654	—	—	—	32,654
Cost of inventory and export duties	(40,330)	—	—	—	(40,330)
Depreciation, depletion and amortization	(11,295)	—	—	—	(11,295)
Cost of sales	(51,625)	—	—	—	(51,625)
(Loss) from mine operations	(18,971)	—	—	—	(18,971)

Impairment charges	(202,440)	—	—	—	(202,440)
Operating income (loss)	(222,734)	3	(157)	(6,583)	(229,471)
Write-down of assets	—	(3,875)	(3,193)	—	(7,068)
(Loss) income before tax	(230,818)	(3,874)	(3,374)	3,381	(234,685)

Interest income and other finance income	946	—	—	422	1,368
Interest expense and other finance costs	(907)	(2)	(27)	(4,189)	(5,125)
Income tax (expense) recovery	(1,311)	(1,243)	916	378	(1,260)

As at June 30, 2013
Total assets	404,609	123,048	141,217	507,489	1,176,363
Non-current assets	221,746	117,708	127,216	2,057	468,727
Total liabilities	(98,305)	(194)	(2,537)	(215,144)	(316,180)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont'd)

Three months ended June 30, 2012	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
	(restated note 2b)
Revenue	42,412	—	—	—	42,412
Cost of inventory and export duties	(26,236)	—	—	—	(26,236)
Depreciation, depletion and amortization	(7,942)	—	—	—	(7,942)
Cost of sales	(34,178)	—	—	—	(34,178)
Income from mine operations	8,234	—	—	—	8,234

Operating income (loss)	6,097	—	(197)	(6,722)	(822)
Income before tax	1,067	(2)	35	43,733	44,833

Interest income and other finance income	—	—	—	375	375
Interest expense and other finance costs	(1,521)	—	(18)	(4,187)	(5,726)
Income tax expense	(3,299)	(1,290)	(597)	(4,630)	(9,816)

As at December 31, 2012
Total assets	621,082	123,426	149,572	430,785	1,324,865
Non-current assets	400,858	113,708	123,331	121,064	758,961
Total liabilities	(97,629)	(1,461)	(2,483)	(161,468)	(263,041)

Six months ended June 30, 2013	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	81,716	—	—	—	81,716
Cost of inventory and export duties	(65,892)	—	—	—	(65,892)
Depreciation, depletion and amortization	(20,357)	—	—	—	(20,357)
Cost of sales	(86,249)	—	—	—	(86,249)
(Loss) from mine operations	(4,533)	—	—	—	(4,533)

Impairment charges	(202,440)	—	—	—	(202,440)
Operating income (loss)	(208,530)	3	(467)	(11,483)	(220,477)
Write-down of assets	—	(3,875)	(3,193)	—	(7,068)
(Loss) before tax	(222,087)	(3,874)	(3,809)	(9,363)	(239,133)

Interest income and other finance income	1,527	—	—	746	2,273
Interest expense and other finance costs	(1,810)	(2)	(51)	(10,817)	(12,680)
Income tax (expense) recovery	(5,922)	—	1,025	3,526	(1,371)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont'd)

Six months ended June 30, 2012	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
	(restated note 2b)
Revenue	80,818	—	—	—	80,818
Cost of inventory and export duties	(49,732)	—	—	—	(49,732)
Depreciation, depletion and amortization	(16,495)	—	—	—	(16,495)
Cost of sales	(66,227)	—	—	—	(66,227)
Income from mine operations	14,591	—	—	—	14,591

Operating income (loss)	11,941	—	(544)	(13,231)	(1,834)
Income (loss) before tax	4,574	(2)	(616)	42,718	46,674

Interest income and other finance income	—	—	—	584	584
Interest expense and other finance costs	(3,045)	—	(37)	(8,311)	(11,393)
Income tax expense	(9,525)	440	(551)	(3,062)	(12,698)

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity-accounted investment in Pretium in 2012.

Segment revenue by product

Six months ended June 30	2013	2012
	%	%
Silver	97	97
Zinc	3	3

Segment revenue by location of customer
100% of revenues are attributable to the Pirquitas Mine segment. During the six months ended June 30, 2013, revenue from four of our customers each individually represented over 10% of the total silver and zinc sales revenue. During the six months ended June 30, 2012, revenue from three of our customers each individually represented over 10% of the total silver and zinc sales revenue.

Non-current assets by location

	June 30, 2013	December 31, 2012
		(restated note 2b)
	$	$
Canada	3,387	122,393
Argentina	250,615	428,881
Mexico	134,185	130,277
Peru	63,250	59,150
United States	7,289	8,128
Chile	10,001	10,132
Total	468,727	758,961

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	FAIR VALUE MEASUREMENTS

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at June 30, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Trade and other receivables	—	30,784	—	30,784
Marketable securities	135,006	—	—	135,006
	135,006	30,784	—	165,790

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

There were no transfers between Level 1 and Level 2 or transfers into or out of Level 3 during the six months ended June 30, 2013 or 2012.

As at June 30, 2013, there were no financial assets or liabilities measured and recognized in the condensed consolidated statements of financial position at fair value that would be categorized into Level 3 in the fair value hierarchy (December 31, 2012 - nil). However as at June 30, 2013, the Pirquitas Mine CGU was written down to its recoverable amount. The recoverable amount becomes the adjusted cost base of the Pirquitas Mine and will not be revalued, but certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy (note 7).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items during the three and six months ended June 30, 2013 and 2012 are as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
		(restated note 2b)		(restated note 2b)
	$	$	$	$
Trade and other receivables (excluding VAT)	3,990	14,744	9,950	(1,251)
Inventory	3,876	(987)	1,359	(4,064)
Trade and other payables	9,657	7,071	3,867	13,055
Taxes payable	(16,610)	3,171	(21,708)	(6,995)
	913	23,999	(6,532)	745
During the three and six months ended June 30, 2013 and 2012, we conducted the following non-cash financing transactions:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Transfer of share-based payment reserve upon exercise of stock options	—	(13)	(56)	(399)
During the three and six months ended June 30, 2013 and 2012, we made the following cash payments for interest and taxes:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Interest paid	—	—	3,105	3,105
Taxes paid	5,093	3,828	8,368	9,006

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